Exhibit 99.3

Second Quarter 2017

Message from the Chairman of the Board and the President and Chief Executive Officer

Second quarter	For the second quarter of 2017, Hydro-Québec posted net income of $359 million, a $53-million increase compared to $306 million in 2016.

On markets outside Québec, Hydro-Québec Production’s net electricity exports increased by $101 million as a result of volume growth of 0.9 TWh over the same period last year, as well as more favorable market conditions.

On the Québec market, electricity supplies provided by Hydro-Québec Production to Hydro-Québec Distribution decreased by $47 million compared to 2016. This is partly due to temperature variances, especially in April, given that average temperatures were 3°C below climate normals in 2016, whereas they were closer to normal in 2017.

Summary of results for the first six months	For the six months ended June 30, 2017, Hydro-Québec recorded net income of $1,902 million, a $12-million increase compared to $1,890 million in the same period of 2016.

On markets outside Québec, earnings from net electricity exports were comparable to 2016. The first six months of 2017 were marked by a historic volume of net exports for the first half of a year. Thanks to the skillful execution of the company’s sales programs and the solid performance of its generating and transmission facilities, Hydro-Québec Production’s net exports totaled 17.5 TWh, or 2.9 TWh more than in 2016. The previous record, set in the first half of 2012, was 14.9 TWh.

Consolidated results for the first six months

Revenue totaled $7,165 million, compared to $7,117 million last year. Revenue from electricity sales in Québec amounted to $6,173 million, a $14-million decrease compared to 2016 partly resulting from the impact of temperatures, which in particular were 3°C below climate normals in April 2016, whereas they were closer to normal in April 2017. Revenue from electricity sales on markets outside Québec was $840 million, a $27-million increase compared to $813 million in 2016 due to volume growth in electricity exports. Other revenue increased by $35 million to $152 million, especially because of differences in the net amounts that Hydro-Québec is entitled to recover from customers or is required to pay to them, mainly in connection with revenue variances related to climate conditions and variances in supply costs for electricity in excess of the heritage pool.

Total expenditure amounted to $4,031 million, compared to $3,948 million in the first six months of 2016. The difference is partly the result of a $38-million rise in Hydro-Québec Distribution’s electricity purchases from third parties, primarily due to the commissioning of new wind farms. It is also attributable to a $42-million increase in the depreciation and amortization expense, essentially related to regulatory assets and liabilities.

Financial expenses totaled $1,232 million in 2017, compared to $1,279 million in 2016. This decrease is partly due to the foreign currency effect on working capital denominated in U.S. dollars.

Segmented results	Generation
for the first six months

Hydro-Québec Production posted net income of $1,158 million, compared to $1,113 million in 2016. Earnings from net electricity exports were comparable to the same period last year. The first six months were marked by a historic volume of net exports for the first half of a year: they totaled 17.5 TWh, or 2.9 TWh more than in 2016. Financial expenses decreased by $46 million in 2017, partly on account of the foreign currency effect on working capital denominated in U.S. dollars.

Transmission

Hydro-Québec TransÉnergie’s net income was $355 million in 2017, a $49-million increase compared to the $306 million recorded in the first six months of 2016. Revenue from native-load transmission service provided to Hydro-Québec Distribution increased by $58 million following a decision handed down by the Régie de l’énergie.

Distribution

Hydro-Québec Distribution’s net income totaled $390 million, compared to $430 million in 2016. Revenue from electricity sales in Québec decreased by $14 million, mainly on account of temperatures, which in particular had been 3°C below climate normals in April 2016. Other revenue increased by $40 million compared to 2016, especially because of differences in the net amounts that Hydro-Québec is entitled to recover from customers or is required to pay to them, mainly in connection with revenue variances related to climate conditions and variances in supply costs for electricity in excess of the heritage pool. Electricity purchases, the related transmission costs and fuel purchases rose by $102 million. More specifically, native-load transmission costs incurred with Hydro-Québec TransÉnergie increased by $58 million, while electricity purchases from third parties increased by $38 million, primarily due to the commissioning of new wind farms.

Page 2	Second Quarter 2017

Construction

The Construction segment includes activities related to the design and execution of construction and refurbishment projects involving power generation and transmission facilities. These projects are carried out by Hydro-Québec Innovation, équipement et services partagés and by Société d’énergie de la Baie James (SEBJ).

The segment’s volume of activity totaled $1,000 million, compared to $927 million in 2016. Projects under way for Hydro-Québec Production mainly include ongoing construction of the Romaine hydroelectric complex. Work in progress for Hydro-Québec TransÉnergie includes the 735-kV Chamouchouane–Bout-de-l’Île project, as well as various projects stemming from continued investment in asset reliability and sustainment, particularly the replacement of PK type circuit breakers.

Investment	In the first six months of 2017, Hydro-Québec invested $1,536 million in property, plant and equipment and intangible assets, compared to $1,462 million in 2016.

Most of Hydro-Québec Production’s investments were allocated to ongoing construction of the Romaine complex. At the same time, the division carried out several projects to ensure the long-term operability of its facilities and optimize their output. For instance, refurbishment is under way at Robert-Bourassa, Beauharnois and Carillon generating stations.

Hydro-Québec TransÉnergie continued investing in its transmission system. This included work to connect the Romaine complex as part of the expansion of the transmission system in the Minganie region, as well as to build a 735-kV line extending more than 400 km under the Chamouchouane–Bout-de-l’Île project. The division also carried out upgrading and modernization projects to ensure the reliability and long-term operability of its transmission assets and enhance service quality. One such project is the replacement of PK circuit breakers.

Hydro-Québec Distribution kept up investments to handle the growth of its Québec customer base and to ensure the long-term operability of its facilities. Its growth projects include connecting Judith-Jasmin substation to the distribution system.

	Michael D. Penner	Éric Martel

	Chairman of the Board	President and Chief Executive Officer

September 8, 2017

Second Quarter 2017	Page 3

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

CONSOLIDATED STATEMENTS OF OPERATIONS

In millions of Canadian dollars (unaudited)		Three months ended June 30		Six months ended June 30

	Notes	2017	2016	2017	2016

Revenue		2,908	2,815	7,165	7,117

Expenditure
Operations		670	654	1,339	1,303
Other components of employee future benefit cost	2, 8	(83)	(61)	(165)	(121)
Electricity and fuel purchases		448	422	1,017	984
Depreciation and amortization	4	654	628	1,295	1,253
Taxes		245	240	545	529

		1,934	1,883	4,031	3,948

Income before financial expenses		974	932	3,134	3,169
Financial expenses	5	615	626	1,232	1,279

Net income		359	306	1,902	1,890

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In millions of Canadian dollars (unaudited)		Three months ended June 30		Six months ended June 30

	Note	2017	2016	2017	2016

Net income		359	306	1,902	1,890

Other comprehensive income
Change in deferred gains (losses) on items designated as cash flow hedges	6	22	149	(68)	(198)
Reclassification to results of deferred losses (gains) on items designated as cash flow hedges	6	173	(79)	131	231
Reclassification to results of net actuarial losses and past service costs (credits) for employee future benefits		24	28	49	57
Translation differences in financial statements of foreign operations		–	1	(2)	–

		219	99	110	90

Comprehensive income		578	405	2,012	1,980

The accompanying notes are an integral part of the consolidated financial statements.

Page 4	Second Quarter 2017

CONSOLIDATED BALANCE SHEETS

In millions of Canadian dollars (unaudited)	Notes	As at June 30, 2017	As at December 31, 2016

ASSETS

Current assets
Cash and cash equivalents		798	1,243
Short-term investments		939	2,184
Accounts receivable and other receivables		2,067	2,049
Derivative instruments	6	104	100
Regulatory assets		126	123
Materials, fuel and supplies		220	219

		4,254	5,918

Property, plant and equipment		63,053	62,691
Intangible assets		895	938
Investments		890	884
Derivative instruments	6	40	284
Regulatory assets		4,172	4,237
Other assets		746	215

		74,050	75,167

LIABILITIES

Current liabilities
Borrowings		1,109	7
Accounts payable and accrued liabilities		1,899	2,199
Dividend payable		–	2,146
Accrued interest		879	894
Asset retirement obligations		83	86
Derivative instruments	6	143	152
Current portion of long-term debt	6	32	1,398

		4,145	6,882

Long-term debt	6	44,041	44,218
Asset retirement obligations		779	774
Derivative instruments	6	6	13
Regulatory liabilities		374	381
Other liabilities		2,728	2,902
Perpetual debt	6	261	293

		52,334	55,463

EQUITY

Share capital		4,374	4,374
Retained earnings		19,163	17,261
Accumulated other comprehensive income		(1,821)	(1,931)

		21,716	19,704

		74,050	75,167

Contingencies	10

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

/s/ Michelle Cormier	/s/ Michael D. Penner
Chair of the Audit Committee	Chairman of the Board

Second Quarter 2017	Page 5

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

In millions of Canadian dollars (unaudited)	Six months ended June 30

	Note	Share capital	Retained earnings	Accumulated other comprehensive income	Total equity

Balance as at January 1, 2017		4,374	17,261	(1,931)	19,704

Net income		–	1,902	–	1,902
Other comprehensive income	9	–	–	110	110

Balance as at June 30, 2017		4,374	19,163	(1,821)	21,716

Balance as at January 1, 2016		4,374	16,546	(1,445)	19,475

Net income		–	1,890	–	1,890
Other comprehensive income	9	–	–	90	90

Balance as at June 30, 2016		4,374	18,436	(1,355)	21,455

The accompanying notes are an integral part of the consolidated financial statements.

Page 6	Second Quarter 2017

CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of Canadian dollars (unaudited)		Three months ended June 30		Six months ended June 30
	Notes	2017	2016	2017	2016
Operating activities
Net income		359	306	1,902	1,890
Adjustments to determine net cash flows from operating activities
Depreciation and amortization	4	654	628	1,295	1,253
Amortization of premiums, discounts and issue expenses related to debt securities		46	42	92	84
Deficit of net cost recognized with respect to amounts paid for employee future benefits		(65)	(61)	(113)	(112)
Other		128	28	233	69
Regulatory assets and liabilities		(131)	(24)	(134)	(32)
Change in non-cash working capital items	7	1,124	1,070	(386)	(472)
		2,115	1,989	2,889	2,680
Investing activities
Additions to property, plant and equipment		(859)	(819)	(1,492)	(1,420)
Additions to intangible assets		(25)	(25)	(44)	(42)
Net change in short-term investments and sinking fund		(199)	13	652	488
Other		3	(8)	5	(10)
		(1,080)	(839)	(879)	(984)
Financing activities
Issuance of long-term debt		–	995	39	1,012
Repayment of long-term debt		(1,323)	(1,867)	(1,390)	(1,901)
Cash receipts arising from credit risk management	6	1,507	3,231	3,259	5,746
Cash payments arising from credit risk management	6	(1,431)	(3,340)	(3,315)	(6,307)
Net change in borrowings		(1,054)	(957)	1,120	1,261
Dividend paid		–	–	(2,146)	(2,360)
Other		(8)	(24)	(12)	(177)
		(2,309)	(1,962)	(2,445)	(2,726)
Foreign currency effect on cash and cash equivalents		(9)	3	(10)	(23)

Net change in cash and cash equivalents		(1,283)	(809)	(445)	(1,053)
Cash and cash equivalents, beginning of period		2,081	2,404	1,243	2,648

Cash and cash equivalents, end of period		798	1,595	798	1,595

Supplementary cash flow information	7

The accompanying notes are an integral part of the consolidated financial statements.

Second Quarter 2017	Page 7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

For the three- and six-month periods ended June 30, 2017 and 2016

Amounts in tables are in millions of Canadian dollars, unless otherwise indicated.

Note 1	Basis of Presentation

Hydro-Québec’s consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP).

These quarterly consolidated financial statements, including these notes, do not contain all the required information regarding annual consolidated financial statements and should therefore be read in conjunction with the consolidated financial statements and accompanying notes in Hydro-Québec’s Annual Report 2016.

The accounting policies used to prepare the quarterly consolidated financial statements are consistent with those presented in Hydro-Québec’s Annual Report 2016, except for the recent changes.

Management is of the opinion that these quarterly consolidated financial statements present fairly, in all material respects, the consolidated financial position of Hydro-Québec.

Hydro-Québec’s quarterly results are not necessarily indicative of results for the year on account of seasonal temperature fluctuations. Because of higher electricity demand during winter months, revenue from electricity sales in Québec is higher during the first and fourth quarters.

Management has reviewed events occurring until September 8, 2017, the date of approval of these quarterly consolidated financial statements by the Board of Directors, to determine whether circumstances warranted the recording or presentation of events subsequent to the balance sheet date.

Note 2	Changes to Accounting Policies

RECENT CHANGES

Employee future benefits

On January 1, 2017, Hydro-Québec early adopted Accounting Standards Update (ASU) 2017-07, Compensation—Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, as issued by the Financial Accounting Standards Board (FASB). This ASU states that current service cost is the only component of net employee future benefit cost that can be presented under Expenditure – Operations, and that only this component is eligible for capitalization in assets.

ASU 2017-07 was applied on a modified retrospective basis for the presentation of the other components of employee future benefit cost in the consolidated statements of operations. Using the allowed practical expedient, Hydro-Québec applied the amounts disclosed in the “Employee Future Benefits” note to the 2016 consolidated financial statements for the restatement of comparative information. For the three- and six-month periods ended June 30, 2017, the new presentation led to a reclassification of $(83) million and $(165) million, respectively, from Expenditure – Operations to Other components of employee future benefit cost [$(61) million and $(121) million, respectively, for the three- and six-month periods ended June 30, 2016].

The ASU was applied prospectively for the capitalization of related costs in assets. For the three- and six-month periods ended June 30, 2017, this amendment resulted in an increase of $5 million and $10 million, respectively, in net income and property, plant and equipment.

Investments

On January 1, 2017, Hydro-Québec adopted ASU 2016-07, Investments—Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting, as issued by the FASB. This ASU simplifies the application of the equity method of accounting in the case where a reporting entity increases its level of investment in another entity or its degree of influence over such an entity. It was applied prospectively and has not had any impact on Hydro-Québec’s consolidated financial statements.

Page 8	Second Quarter 2017

Note 2	Changes to Accounting Policies (continued)

STANDARDS ISSUED BUT NOT YET ADOPTED

Statement of cash flows

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This ASU clarifies how certain items are presented and classified in the statement of cash flows. It will apply on a full retrospective basis to interim and annual financial statements for annual periods beginning on or after January 1, 2018, and should not have any significant impact on Hydro-Québec’s consolidated financial statements.

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU provides guidance on lease definition, recognition and presentation and requires, in particular, the recognition of assets and liabilities by lessees for all operating and finance leases with a term of more than 12 months. It will apply on a modified retrospective basis to interim and annual financial statements for annual periods beginning on or after January 1, 2019. Hydro-Québec is currently examining the impact of this ASU on its consolidated financial statements.

Financial instruments

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. This ASU provides guidance on the recognition and measurement of financial assets and financial liabilities. It will be applied on a modified retrospective basis to interim and annual financial statements for annual periods beginning on or after January 1, 2018, and should not have any significant impact on Hydro-Québec’s consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU provides new guidance on the impairment of financial assets that are not accounted for at fair value through net income. It will be applied on a modified retrospective basis to the consolidated financial statements for annual periods beginning on or after January 1, 2020. Hydro-Québec is currently examining the impact of this ASU on its consolidated financial statements, but does not intend early adoption.

Revenue

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU provides guidance on the recognition of revenue at the time that goods or services are transferred to a client, for an amount that reflects the payment which the entity expects to receive in exchange for the goods or services.

In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which defers the effective date of this guidance by one year.

In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). This ASU clarifies the guidance used to determine if an entity is acting on its own behalf or as an intermediary.

In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. This ASU clarifies guidance on identifying performance obligations and the licensing of intellectual property rights.

In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. This ASU clarifies the guidance on assessing collectibility, on noncash considerations and on completed contracts on the date of initial application.

These ASUs will apply on a full or modified retrospective basis to consolidated financial statements for annual periods beginning on or after January 1, 2018. Hydro-Québec is currently examining their impact on its consolidated financial statements, but does not intend early adoption.

Second Quarter 2017	Page 9

Note 3	Regulation

DISTRIBUTION

In decision D-2017-034 of March 22, 2017, the Régie de l’énergie (the Régie) authorized an increase of 0.7% in all Hydro-Québec electricity rates except Rate L, for which the increase was set at 0.2%. The new rates are effective as of April 1, 2017. The authorized return on the rate base was set at 6.90%, assuming a capitalization with 35% equity.

In decision D-2017-022 of March 1, 2017, the Régie authorized the Distributor to exceptionally include in its 2017–2018 rates a net amount of $160 million for revenue variances related to climate conditions from 2010 to 2016.

In decision D-2017-037 of March 24, 2017, the Régie authorized the Distributor to create a non-rate-base variance account for the recognition of expenses incurred between that date and December 31, 2017, under the Conversion to Electricity Program, which targets systems using oil or propane in commercial, institutional and industrial buildings. These expenses will bear interest. As at June 30, 2017, no amount had been recorded in this account.

TRANSMISSION

In decision D-2017-049 of April 28, 2017, the Régie set Hydro-Québec’s power transmission rates for 2017. The authorized return on the rate base was set at 6.80%, assuming a capitalization with 30% equity.

In decision D-2017-021 of March 1, 2017, the Régie authorized the Transmission Provider to amortize over a five-year period the deferral account for costs related to the project involving the replacement of PK type circuit breakers.

Note 4	Depreciation and Amortization

	Three months ended June 30		Six months ended June 30

	2017	2016	2017	2016

Property, plant and equipment	545	546	1,095	1,097
Intangible assets	45	43	89	86
Regulatory assets and liabilities	45	29	89	58
Retirement of capital assets	19	10	22	12

	654	628	1,295	1,253

Note 5	Financial Expenses

	Three months ended June 30		Six months ended June 30

	2017	2016	2017	2016

Interest on debt securities	627	623	1,253	1,244
Net exchange loss	2	5	4	34
Guarantee fees related to debt securities	55	54	109	109

	684	682	1,366	1,387

Less
Capitalized financial expenses	58	47	111	89
Net investment income	11	9	23	19

	69	56	134	108

	615	626	1,232	1,279

Page 10	Second Quarter 2017

Note 6	Financial Instruments

In the course of its operations, Hydro-Québec carries out transactions that expose it to certain financial risks, such as market, liquidity and credit risk. Exposure to such risks and the impact on results are reduced through careful monitoring and implementation of strategies that include the use of derivative instruments.

MARKET RISK

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market prices. Hydro-Québec is exposed to three main types of market risk: currency risk, interest rate risk and risk associated with energy and aluminum prices. Active integrated management of these three types of risk aims to limit exposure to each risk and reduce their overall impact on results.

MANAGEMENT OF LONG-TERM RISK

Management of risk associated with debt

Currency risk and interest rate risk – Hydro-Québec uses forward contracts and currency swaps to manage the currency risk associated with long-term debt and perpetual debt, as well as forward contracts and interest rate swaps to modify long-term exposure to interest rate risk. When designated as hedging items, these derivative instruments are recognized as cash flow hedges or fair value hedges, depending on the risk hedged. The impact on results of foreign currency hedging transactions and those associated with debt interest rates is recognized in Financial expenses.

The following table shows the notional amounts, expressed in Canadian dollars and foreign currencies, of forward contracts and swaps used to manage long-term risk:

	As at June 30, 2017[a]	As at December 31, 2016[a]

Forward contracts
U.S. dollars	202	1,223

Swaps
Canadian dollars	(7,032)	(7,969)
U.S. dollars	5,730	5,730
Yen	–	1,000

a)	Figures in parentheses represent amounts to be paid.

MANAGEMENT OF SHORT-TERM RISK

Currency risk – Hydro-Québec uses forward contracts to manage its foreign currency risk exposure over the short term. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact of currency risk hedging transactions on results is recognized in the line item affected by the hedged item, namely Revenue, Electricity and fuel purchases, or Financial expenses. The notional amount of open positions in currency sales and purchase contracts as at June 30, 2017, was US$1,075 million and US$719 million, respectively (US$1,175 million in currency sales contracts and no open position in currency purchase contracts as at December 31, 2016).

Interest rate risk – Hydro-Québec uses forward rate agreements and interest rate swaps to manage short-term interest rate risk. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact on results of transactions to hedge short-term interest rate risk is recognized in the line item affected by the hedged item, namely Financial expenses.

Price risk – Hydro-Québec uses mainly commodity futures and swaps to manage risk resulting from fluctuations in energy and aluminum prices. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact on results of transactions to hedge the risk related to energy and aluminum prices is recognized in the line item affected by the hedged item, namely Revenue or Electricity and fuel purchases. In this context, Hydro-Québec has traded electricity futures and swaps for which open positions as at June 30, 2017, totaled 22.1 TWh (19.9 TWh as at December 31, 2016), natural gas futures for which open positions as at June 30, 2017, totaled 0.8 million MMBtu (0.5 million MMBtu as at December 31, 2016), petroleum product swaps for which there were no open positions as at June 30, 2017 (2.6 million litres as at December 31, 2016), as well as aluminum swaps for which open positions as at June 30, 2017, totaled 385,125 tonnes (254,050 tonnes as at December 31, 2016).

Second Quarter 2017	Page 11

Note 6	Financial Instruments (continued)

FAIR VALUE

FAIR VALUE OF DERIVATIVE INSTRUMENTS

The following tables present the fair value of derivative instruments by type and depending on whether they are designated as fair value hedges or cash flow hedges, or not designated as hedges:

			As at June 30, 2017
	Derivatives designated as fair value hedges	Derivatives designated as cash flow hedges	Derivatives not designated as hedges[a]	Gross amounts of derivatives recognized[b]
Assets
Contracts – Currency risk	–	1,043	98	1,141
Contracts – Currency risk and interest rate risk	–	–	–	–
Contracts – Interest rate risk	497	1	–	498
Contracts – Price risk	–	62	60	122
	497	1,106	158	1,761
Liabilities
Contracts – Currency risk	–	(188)	(431)	(619)
Contracts – Currency risk and interest rate risk	–	–	–	–
Contracts – Interest rate risk	–	–	(1)	(1)
Contracts – Price risk	–	(67)	(19)	(86)
	–	(255)	(451)	(706)
Total	497	851	(293)	1,055

			As at December 31, 2016
	Derivatives designated as fair value hedges	Derivatives designated as cash flow hedges	Derivatives not designated as hedges[a]	Gross amounts of derivatives recognized[b]
Assets
Contracts – Currency risk	–	1,217	94	1,311
Contracts – Currency risk and interest rate risk	1	–	–	1
Contracts – Interest rate risk	540	–	–	540
Contracts – Price risk	–	54	57	111
	541	1,271	151	1,963

Liabilities
Contracts – Currency risk	–	(152)	(1,028)	(1,180)
Contracts – Currency risk and interest rate risk	–	–	–	–
Contracts – Interest rate risk	–	(2)	(3)	(5)
Contracts – Price risk	–	(48)	(16)	(64)
	–	(202)	(1,047)	(1,249)
Total	541	1,069	(896)	714

a)

These derivative instruments are mainly traded as part of Hydro-Québec’s risk management. As at June 30, 2017, $(371) million was in consideration of amounts received or disbursed [$(1,023) million as at December 31, 2016] with respect to agreements to limit the market value of the main portfolios of derivative instruments. These agreements arise from frameworks applied by Hydro-Québec to reduce its credit risk exposure and limit risk concentration.

b)

Fair value measurements of derivative instruments are Level 2 measurements. These measurements are obtained by discounting future cash flows, which are estimated on the basis of the spot rates, forward rates or forward prices (foreign exchange rates, interest rates, and energy or aluminum prices) in effect on the balance sheet date and take into account the credit risk assessment. The valuation techniques make use of observable market data.

Page 12	Second Quarter 2017

Note 6	Financial Instruments (continued)

The impact of offsetting derivative instruments is presented in the table below:

			As at June 30, 2017				As at December 31, 2016
	Gross amounts of derivatives recognized	Gross amounts offset[a]	Cash (received) paid as collateral[b]	Net amounts presented on the balance sheet	Gross amounts of derivatives recognized	Gross amounts offset[a]	Cash (received) paid as collateral[b]	Net amounts presented on the balance sheet
Assets
Current	247	(138)	(5)	104	223	(110)	(13)	100
Long-term	1,514	(419)	(1,055)	40	1,740	(974)	(482)	284
	1,761	(557)	(1,060)	144	1,963	(1,084)	(495)	384
Liabilities
Current	(512)	369	–	(143)	(1,091)	939	–	(152)
Long-term	(194)	188	–	(6)	(158)	145	–	(13)
	(706)	557	–	(149)	(1,249)	1,084	–	(165)
Total	1,055	–	(1,060)	(5)	714	–	(495)	219

a)

The gross amounts of derivatives offset are related to contracts traded according to International Swaps and Derivatives Association (ISDA) guidelines and constituting enforceable master netting arrangements. Such master netting arrangements apply to all derivative instrument contracts traded over the counter.

b)	Cash amounts offset are amounts received or paid under collateral exchange agreements signed in compliance with ISDA guidelines.

Moreover, although certain derivatives cannot be offset for lack of enforceable master netting arrangements, margin calls may result in amounts received from or paid to clearing agents, based on the fair value of the instruments concerned. As at June 30, 2017, there was no amount receivable from clearing agents in consideration of net cash payments included in Accounts receivable and other receivables, under Current assets on the balance sheet ($27 million as at December 31, 2016). However, an amount of $65 million payable to clearing agents in consideration of net cash receipts was included in Accounts payable and accrued liabilities, under Current liabilities on the balance sheet ($16 million as at December 31, 2016).

Second Quarter 2017	Page 13

Note 6	Financial Instruments (continued)

The impact of derivative instruments on results and other comprehensive income is presented in the tables below. It should be noted that most derivative instruments traded are designated as cash flow hedges or fair value hedges and therefore reduce the volatility of results, except for the ineffective portion of the hedges, which is insignificant. Derivative instruments which are not designated as hedges, but which nonetheless provide an economic hedge for at-risk opposite positions, also reduce the volatility of results. The sensitivity of results is thus limited to net exposure to unhedged risks.

					Three months ended June 30, 2017
	Losses (gains) on derivatives designated as fair value hedges		Losses (gains) on derivatives designated as cash flow hedges				Losses (gains) on derivatives not designated as hedges
	Recognized in results		Effective portion recognized in Other comprehensive income	Ineffective portion recognized in results	Effective portion reclassified from Other comprehensive income to results		Recognized in results
Contracts – Currency risk	–		72	–	192	[a]	(1)
Contracts – Currency risk and interest rate risk	–		–	–	–		–
Contracts – Interest rate risk	40		(4)	–	1	[b]	(2)
Contracts – Price risk	–		(90)	7[c]	(20)	[c]	(44)
	40[d]		(22)	7	173		(47)	[e]
Impact of hedged items on results	(39)				(173)		(5)

					Three months ended June 30, 2016
	Losses (gains) on derivatives designated as fair value hedges		Losses (gains) on derivatives designated as cash flow hedges				Losses (gains) on derivatives not designated as hedges
	Recognized in results		Effective portion recognized in Other comprehensive income	Ineffective portion recognized in results	Effective portion reclassified from Other comprehensive income to results		Recognized in results
Contracts – Currency risk	–		(205)	–	(44)	[a]	(23)
Contracts – Currency risk and interest rate risk	(1)		–	–	–		–
Contracts – Interest rate risk	(52)		–	–	1	[b]	–
Contracts – Price risk	–		56	7[c]	(36)	[c]	(6)
	(53)	[d]	(149)	7	(79)		(29)	[e]
Impact of hedged items on results	51				79		16

a)	In 2017, no amount was recognized in Revenue [$(20) million in 2016] and $192 million was recognized in Financial expenses [$(24) million in 2016].

b)	In 2017 and 2016, $1 million was recognized in Financial expenses.

c)	In 2017, $(13) million was recognized in Revenue [$(29) million in 2016].

d)	This amount, including the ineffective portion totaling $1 million in 2017 [$(2) million in 2016], was recognized in Financial expenses.

e)

These instruments are essentially related to integrated risk management transactions. The impact of these instruments on results is recognized in the line item affected by the managed risk. Therefore, in 2017, $(38) million was recognized in Revenue [$(5) million in 2016], $(8) million in Electricity and fuel purchases [$(5) million in 2016], and $(1) million in Financial expenses [$(19) million in 2016].

Page 14	Second Quarter 2017

Note 6	Financial Instruments (continued)

						Six months ended June 30, 2017
	Losses (gains) on derivatives designated as fair value hedges		Losses (gains) on derivatives designated as cash flow hedges					Losses (gains) on derivatives not designated as hedges
	Recognized in results		Effective portion recognized in Other comprehensive income	Ineffective portion recognized in results		Effective portion reclassified from Other comprehensive income to results		Recognized in results
Contracts – Currency risk	–		187	(1)	[a]	241[a]		(20)
Contracts – Currency risk and interest rate risk	–		–	–		–		–
Contracts – Interest rate risk	43		(4)	–		2[b]		(2)
Contracts – Price risk	–		(115)	11[c]		(112)	[c]	(46)
	43[d]		68	10		131		(68)	[e]
Impact of hedged items on results	(42)					(131)		12

						Six months ended June 30, 2016
	Losses (gains) on derivatives designated as fair value hedges		Losses (gains) on derivatives designated as cash flow hedges					Losses (gains) on derivatives not designated as hedges
	Recognized in results		Effective portion recognized in Other comprehensive income	Ineffective portion recognized in results		Effective portion reclassified from Other comprehensive income to results		Recognized in results
Contracts – Currency risk	–		381	–		553[a]		220
Contracts – Currency risk and interest rate risk	(1)		–	–		–		–
Contracts – Interest rate risk	(168)		(2)	–		2[b]		–
Contracts – Price risk	–		(181)	–		(324)	[c]	(46)
	(169)	[d]	198	–		231		174[e]
Impact of hedged items on results	159					(231)		(223)

a)	In 2017, $(10) million was recognized in Revenue ($53 million in 2016), and $250 million in Financial expenses ($500 million in 2016).

b)	In 2017 and 2016, $2 million was recognized in Financial expenses.

c)	In 2017, $(101) million was recognized in Revenue [$(324) million in 2016].

d)	This amount, including the ineffective portion totaling $1 million in 2017 [$(10) million in 2016], was recognized in Financial expenses.

e)

These instruments are essentially related to integrated risk management transactions. The impact of these instruments on results is recognized in the line item affected by the managed risk. Therefore, in 2017, $(47) million was recognized in Revenue [$(61) million in 2016], $(3) million in Electricity and fuel purchases [$(5) million in 2016], and $(18) million in Financial expenses ($240 million in 2016).

Second Quarter 2017	Page 15

Note 6	Financial Instruments (continued)

During the first six months of 2017 and 2016, Hydro-Québec did not reclassify any amounts from Accumulated other comprehensive income to results after having discontinued cash flow hedges.

As at June 30, 2017, the net gain presented in Accumulated other comprehensive income that would be reclassified to results in the next 12 months was estimated at $33 million ($118 million as at June 30, 2016).

As at June 30, 2017 and 2016, the maximum period during which Hydro-Québec hedged its exposure to the variability of cash flows related to anticipated transactions was three years.

FAIR VALUE OF OTHER FINANCIAL INSTRUMENTS

Fair value measurements for other financial instruments are Level 2 measurements. Fair value is obtained by discounting future cash flows, based on rates observed on the balance sheet date for similar instruments traded on capital markets.

The fair value of cash equivalents, receivables – accounts receivable, other receivables and financial liabilities approximates their carrying amount because of the short-term nature of these financial instruments, except in the case of the items presented in the table below:

	As at June 30, 2017		As at December 31, 2016
	Carrying amount	Fair value	Carrying amount	Fair value
Long-term debt[a]	44,073	61,030	45,616	60,931
Perpetual debt	261	217	293	217

a)	Including the current portion.

ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

Accounts receivable and other receivables include unbilled electricity deliveries, which totaled $725 million as at June 30, 2017 ($1,206 million as at December 31, 2016).

Note 7	Supplementary Cash Flow Information

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
Change in non-cash working capital items
Accounts receivable and other receivables	801	914	(24)	18
Materials, fuel and supplies	13	–	–	(4)
Accounts payable and accrued liabilities	(64)	(200)	(324)	(431)
Accrued interest	374	356	(38)	(55)
	1,124	1,070	(386)	(472)
Investing activities not affecting cash
Increase in property, plant and equipment	17	31	32	42
Interest paid	155	172	1,053	1,087

Page 16	Second Quarter 2017

Note 8	Employee Future Benefits

			Three months ended June 30
	Pension Plan		Other plans
	2017	2016	2017	2016
Current service cost	108	106	11	11
Other components of employee future benefit cost
Interest on obligations	198	191	13	12
Expected return on plan assets	(356)	(333)	(1)	(1)
Amortization of net actuarial loss	56	61	6	6
Amortization of past service costs (credits)	2	4	(1)	(1)
	(100)	(77)	17	16
Net cost recognized	8	29	28	27

			Six months ended June 30
	Pension Plan		Other plans
	2017	2016	2017	2016
Current service cost	215	212	22	23

Other components of employee future benefit cost
Interest on obligations	396	382	25	24
Expected return on plan assets	(711)	(667)	(2)	(2)
Amortization of net actuarial loss	111	123	13	13
Amortization of past service costs (credits)	5	8	(2)	(2)
	(199)	(154)	34	33
Net cost recognized	16	58	56	56

Second Quarter 2017	Page 17

Note 9	Accumulated Other Comprehensive Income

				Six months ended June 30, 2017

	Cash flow hedges	Employee future benefits	Translation differences	Accumulated other comprehensive income

Balance, beginning of period	(135)	(1,799)	3	(1,931)

Other comprehensive income before reclassifications	(68)	–	(2)	(70)
Amounts reclassified to results	131	49	–	180

Other comprehensive income	63	49[a]	(2)	110

Balance, end of period	(72)	(1,750)	1	(1,821)

				Six months ended June 30, 2016

	Cash flow hedges	Employee future benefits	Translation differences	Accumulated other comprehensive income

Balance, beginning of period	233	(1,678)	–	(1,445)

Other comprehensive income before reclassifications	(198)	–	–	(198)
Amounts reclassified to results	231	57	–	288

Other comprehensive income	33	57[a]	–	90

Balance, end of period	266	(1,621)	–	(1,355)

a)	Other comprehensive income includes the change in the employee future benefit regulatory asset, which totaled $(78) million as at June 30, 2017 [$(85) million as at June 30, 2016].

Page 18	Second Quarter 2017

Note 10	Contingencies

GUARANTEES

In accordance with the terms and conditions of certain debt securities issued outside Canada, Hydro-Québec has undertaken to increase the amount of interest paid to non-residents in the event of changes to Canadian tax legislation governing the taxation of non-residents’ income. Hydro-Québec cannot estimate the maximum amount it might have to pay under such circumstances. Should an amount become payable, Hydro-Québec has the option of redeeming most of the securities in question. As at June 30, 2017, the amortized cost of the long-term debts concerned was $3,297 million.

LITIGATION

In the normal course of its development and operating activities, Hydro-Québec is sometimes party to claims and legal proceedings. Management is of the opinion that an adequate provision has been made for these legal actions. Consequently, it does not foresee any significant adverse effect of such contingent liabilities on Hydro-Québec’s consolidated operating results or financial position.

Among other ongoing actions, some Aboriginal communities have instituted proceedings against the governments of Canada and Québec, as well as against Hydro-Québec, based on demands concerning their ancestral rights. In particular, the Innus of Uashat mak Mani-Utenam are demanding $1.5 billion in damages resulting from various operations carried out on land they claim as their own. Hydro-Québec is challenging the legitimacy of these claims.

As well, in November 2006, the Innus of Pessamit reactivated a case instituted in 1998 aimed at obtaining, among other things, the recognition of ancestral rights related to Québec lands on which certain hydroelectric generating facilities belonging to the Manic–Outardes complex are located. The Innus of Pessamit are claiming $500 million. Hydro-Québec is challenging the legitimacy of this claim. In July 2015, the Superior Court granted a motion in which the Innus of Pessamit requested that proceedings be suspended until the end of January 2017. In February 2017, the Innus announced that they intended to change counsel. They obtained additional time—up to the end of September 2017—from the case management judge so that their new lawyer could familiarize himself with the case. Until then, no proceedings will be instituted by the parties to the dispute.

Second Quarter 2017	Page 19

Note 11	Segmented Information

The following tables present information on segment results and assets:

	Three months ended June 30, 2017
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total

Revenue
External customers	390	26	2,480	–	12	–	2,908
Intersegment customers	1,000	818	20	622	421	(2,881)	–
Net income (loss)	316	169	(131)	–	5	–	359

	Three months ended June 30, 2016
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total

Revenue
External customers	292	22	2,489	–	12	–	2,815
Intersegment customers	1,055	780	19	558	447	(2,859)	–
Net income (loss)	264	155	(146)	–	33	–	306

	Six months ended June 30, 2017
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total

Revenue
External customers	948	39	6,156	–	22	–	7,165
Intersegment customers	2,499	1,651	41	1,000	823	(6,014)	–
Net income (loss)	1,158	355	390	–	(1)	–	1,902
Total assets as at June 30, 2017	32,984	21,940	13,326	54	5,936	(190)	74,050

	Six months ended June 30, 2016
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total

Revenue
External customers	919	43	6,130	–	25	–	7,117
Intersegment customers	2,496	1,563	40	927	868	(5,894)	–
Net income	1,113	306	430	–	41	–	1,890
Total assets as at June 30, 2016	32,840	21,050	13,352	54	6,596	(171)	73,721

Note 12	Comparative Information

Some corresponding period data of the prior year have been reclassified to conform to the presentation adopted in the current period.

Page 20	Second Quarter 2017

CONSOLIDATED FINANCIAL HIGHLIGHTS

(UNAUDITED)

Amounts shown in tables are in millions of Canadian dollars.

	Three months ended June 30				Six months ended June 30
Summary of Results	2017	2016	Change (%)		2017	2016	Change (%)

Revenue	2,908	2,815	3.3	h	7,165	7,117	0.7	h
Expenditure	1,934	1,883	2.7	h	4,031	3,948	2.1	h
Financial expenses	615	626	1.8	i	1,232	1,279	3.7	i
Net income	359	306	17.3	h	1,902	1,890	0.6	h

Second Quarter 2017	Page 21

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